September 13, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (212) 826-2413

Louis J. Cappelli
Chairman and Chief Executive Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019

	Re:	Sterling Bancorp
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 1-05273

Dear Mr. Cappelli:

	We have reviewed the above referenced filing, and have the following comments. We have limited our review to only the issues
raised in our comments.   Where indicated, we think you should
revise
future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 34
1. Please revise to more clearly disclose your policy for recognizing factoring revenue. Please refer to paragraph 8(m) of SOP 01-6 and revise to:

* Disclose whether transfers of receivables under your factoring arrangements meet the sale criteria of paragraph 9 of SFAS 140;

* Disclose your policy for accounting for purchase discounts such as
"factoring commissions";

* Disclose how you account for transfers not meeting the sale criteria in SFAS 140 and the related factoring commissions under these arrangements; and

* If you are not able to support that your policies comply with SOP
01-6, please revise your financial statements accordingly.

Note 5 - Investment Securities, page 40
2. Please revise Note 5 and similar disclosures elsewhere in your filing to separately disclose your investments in government sponsored entities (such as Freddie and Fannie) from U.S.
Government
agencies. We do not believe that it is appropriate to aggregate given the difference in risk profiles.

*    *    *    *

      As appropriate, please respond to these comments within 15 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3494 if you have questions regarding our comments.



      Sincerely,


						Kevin W. Vaughn
						Accounting Branch Chief


Louis J. Cappelli
Sterling Bancorp
September 13, 2005
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